UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

August 16, 2004

Donald S. Harrison, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Re: ***Google Inc. Rescission Offer***
File No. TP 04-72

Dear Mr. Harrison:

In your letter dated August 16, 2004, as supplemented by conversations with the staff, you request on behalf of Google, Inc. ("Google" or the "Company") an exemption from Rule 102 of Regulation M to allow the Company to bid for rescission shares while it continues to offer its shares to the public. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

Between September 2001 and July 2004, the Company granted options and issued shares upon exercise of the options that may have been issued in violation of federal and state securities laws. In order to address this issue, the Company desires to repurchase these shares through a rescission offer ("Rescission Offer"). On August 4, 2004, the Company filed with the Commission a registration statement, on Form S-1 under the Securities Act of 1933, with respect to a proposed Rescission Offer covering 28,832,916 shares of its common stock ("Common Stock").

On April 29, 2004, the Company filed with the Commission, a registration statement on Form S-1, under the Securities Act of 1933, with respect to a proposed initial public offering of Common Stock ("Initial Public Offering" or "IPO"). In its Initial Public Offering the Company currently proposes to sell approximately 25 to 29 million shares of Common Stock to the public at an estimated price between $108.00 and $135.00 per share. As a result of the IPO, the Company is engaged in a distribution of Common Stock subject to Regulation M. Consequently, unless exempted from the provisions of Regulation M, the Company and selling security holders are prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase Common Stock, or any reference security, including bids or purchases in connection with the Rescission Offer, until the Initial Public Offering is completed or abandoned.

Beginning no earlier than fifteen days following the date of the final prospectus relating to the Initial Public Offering, the Company expects certain non-affiliated stockholders to offer up to 4.5 million shares of Common Stock ("Post-IPO Sales"). The Company expects to file a registration statement on Form S-8/S-3 with respect to a number of the shares. You have requested relief from Rule 102 of Regulation M for the IPO and Post-IPO Sales.

In your correspondence, you make the following key representations:

- The Rescission Offer will not be generally advertised and will be offered to a limited number of the Company's existing employees and stockholders;
- The Rescission Offer will be conducted independent of the Initial Public Offering and Post-IPO Sales;
- The Rescission Offer will be conducted solely by Google personnel, and Google has not, and will not, retain any underwriters to act as dealer-managers in connection with the Rescission Offer or to otherwise participate in, or facilitate, the Rescission Offer;
- It is not anticipated that a significant number of offerees will accept the Rescission Offer because most of the option grants and stock issuances that are subject to the Rescission Offer occurred at prices far below the anticipated offering price of the Initial Public Offering;
- The Company will not be relying on the proceeds of its Initial Public Offering to make any purchases pursuant to the Rescission Offer.

Rule 102 prohibits issuers, selling security holders, and their affiliated purchasers from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the distribution period.[1] Accordingly, the Rescission Offer may constitute a bid by the Company during Post-IPO Sales that is prohibited by Regulation M. Based on the facts and representations that you have made, the Rescission Offer would not appear to result in any of the abuses that Rule 102 is designed to prevent. Accordingly, on the basis of these facts and representations, but without necessarily concurring in your analysis, the Commission hereby grants the Company an exemption from Rule 102 of Regulation M pursuant to paragraph (e) thereof to permit the Company to conduct the Rescission Offer as described. This exemption is subject to the following conditions:

1. The Company shall provide to the Division of Market Regulation ("Division"), upon request, a list of all stockholders that accept the

[1] See Securities Exchange Act Release No. 23611 (September 11, 1986), 51 FR 33242 (September 19, 1986). The release explains, among other things, that the issuer is subject to Rule 10b-6 whenever an "affiliated purchaser" of the issuer sells securities off the shelf. This analysis applies to Regulation M which superseded Rule 10b-6.

Rescission Offer, and the number of shares subject to the Rescission Offer and price per share received by such accepting stockholders.

2. The prospectus supplement for the IPO and Post-IPO Sales shall disclose that the Company has received an exemption from the provisions of Rule 102.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of this rule to the Rescission Offer. In the event that any material change occurs with respect to any of those facts or representations, the Rescission Offer should be discontinued, pending presentation of the facts for our consideration.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 13(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the Rescission Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Rescission Offer.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

August 16, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention: James A. Brigagliano
Division of Market Regulation

Re: Google Inc.
Request for Exemption under Regulation M, Rule 102(e)

Ladies and Gentlemen:

We are writing on behalf of our client, Google Inc., a Delaware corporation ("**Google**" or the "**Company**"), to request that staff at the Division of Market Regulation (the "**Staff**"), pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M under the Securities Exchange Act of 1934 ("**1934 Act**") from the prohibition set forth in Rule 102(a) of Regulation M if Google conducts a rescission offer for certain shares, and certain options to purchase shares, of its common stock while it continues to offer its shares to the public. Google has disclosed its intention to make the rescission offer in its registration statement filed under the Securities Act of 1933 ("**1933 Act**") in connection with its initial public offering.

I. BACKGROUND

Google

Google's business is focused on improving the ways people connect with information. Google maintains the world's largest online index of web sites and other content, and makes this information freely available to anyone with an Internet connection and its automated search technology helps people obtain access to relevant information from its online index.

Google generates revenue by delivering relevant, cost-effective online advertising. Businesses use Google's AdWords program to promote their products and services with targeted advertising. In addition, third-party web sites use Google's AdSense program to deliver relevant ads that generate revenue. Advertisers pay Google a fee each time a user clicks on one of their ads displayed either on Google's web sites or on the web sites of third parties that use Google's AdSense program. Google was incorporated in California in September 1998 and reincorporated in Delaware in August 2003.

The Initial Public Offering

On April 29, 2004, Google filed a registration statement on Form S-1 with the Securities and Exchange Commission ("**Commission**") relating to its proposed initial public offering, File No. 333-114984 (the "**Registration Statement**"). In its initial public offering Google currently proposes to sell approximately 25 to 29 million shares of Class A common stock, to be offered on behalf of Google and certain selling stockholders, some of whom are affiliates of Google. The final price and allocation of shares in the public offering is to be determined by an auction process.

Certain Post-Offering Sales

After the offering, Google currently expects that certain non-affiliated stockholders will be able to sell up to 4.5 million shares of common stock no earlier than the fifteenth day after the date of the final prospectus relating to Google's initial public offering. These shares would consist of up to five percent (5%) of the aggregate shares of common stock held by such stockholders. Google currently expects that certain of these shares will be sold under a registration statement on Form S-8/S-3 to be filed immediately prior to the fifteenth day described above. Others will be sold under exemptions provided by Rule 144(k) under the 1933 Act or will be registered under the registration statement relating to the rescission offer. Affiliates of Google will not be permitted to sell common stock contemporaneously with these non-affiliated stockholders and will not be able to sell additional shares of common stock until at least 60 days, and potentially as long as 90 days, after the date of the final prospectus.

The Rescission Offer

From September 2001 through July 2004, Google granted options, and issued shares upon exercise of these options, which were not exempt from the registration or qualification requirements under federal or state securities laws. Accordingly, these options, and the shares issued upon exercise of these options, may have been issued in violation of the 1933 Act and applicable state securities laws. In order to address this issue, Google has disclosed in the Registration Statement its intent to make a rescission offer to all holders of any shares, or options to acquire shares, of common stock that were issued in violation of federal or state securities laws. Pursuant to the rescission offer, Google will offer to rescind prior purchases of its common stock that are subject to the rescission offer for an amount equal to the price paid for the shares, plus interest at the applicable statutory interest rate per year. With respect to outstanding options to purchase common stock that are subject to the rescission offer, Google intends to offer to rescind the entire option grant, regardless of whether the option is vested, in exchange for an amount equal to 20% of the aggregate exercise price for the option, plus interest at the applicable statutory interest rate per year. If Google's rescission offer is accepted by all offerees, Google could be required to make an aggregate payment to the holders of these shares and options of up to approximately $25.9 million.

On August 4, 2004, Google filed a registration statement on Form S-1 to register the rescission offer under the 1933 Act. This registration statement registered 23,832,916 shares of common stock which will be subject to the rescission offer. Google intends to commence the rescission offer as soon as practicable after the completion of the initial public offering of its Class A common stock and, in any event, within 30 days of the effective date of the Registration Statement relating to the initial public offering, assuming the initial public offering has been completed at such time and the registration statement relating to the rescission offer has been declared effective by the Staff. The rescission offer will be kept open for at least 20 business days (or such longer period as may be required under state blue sky laws) and qualified in each state where such qualification is required under applicable state securities laws. The rescission offer will not be contingent upon the completion of the initial public offering, although Google currently plans to commence the rescission offer after the distribution of Google's Class A common stock in connection with the initial public offering is complete.

The rescission offer will not be generally advertised and will be offered to a limited number of Google's existing employees and stockholders who hold shares or options that are subject to the rescission offer. Each of these employees and stockholders will receive a copy of the registration statement relating to the rescission offer. Shares of Google's Class B common stock and Class A common stock not repurchased by Google pursuant to the rescission offer will be deemed to be registered shares under the 1933 Act effective as of the commencement date of the rescission offer without any further action on the part of the offerees in the rescission offer. Participants in the rescission offer will also be advised that non-acceptance of the rescission offer may not terminate such person's right to bring civil action against Google under federal or state securities laws before the expiration of any applicable statute of limitations, but that in any litigation brought by an offeree who does not accept the rescission offer, Google intends to assert, among other defenses, that such offeree is estopped or otherwise precluded from bringing such claims.

The rescission offer will be conducted solely by Google personnel, and Google has not, and will not, retain any underwriters to act as dealer-managers in connection with the rescission offer or to otherwise participate in, or facilitate, the rescission offer. Google expects that it will be able to fund any costs related to the rescission offer from its current cash balances and will not be relying on the proceeds of its initial public offering to make any purchases pursuant to the rescission offer.

II. DISCUSSION OF APPLICABLE LAW

Regulation M; Rule 102

Rule 102 of Regulation M is designed to prevent manipulation of the trading markets while a distribution of securities is in process. Rule 102 accomplishes this by prohibiting an issuer (and certain other persons participating in a distribution) from bidding for or purchasing securities of the same class being distributed during the distribution process because such bids and purchases might create an appearance of trading activity which is unjustified or might maintain or increase the prices at which the securities are being traded. As stated in its adopting release, Regulation M was adopted by the Commission with the intent to preclude manipulative conduct by persons with an interest in the outcome of the offering.[1]

[1] Securities Exchange Act Release No. 38067 (December 20, 1996), 62 FR 520.

Rule 102 of Regulation M contains various exceptions from the limitations or prohibitions upon the purchase of securities while a distribution is in process. In addition, Rule 102(e) provides that upon written application or upon its own motion, the Commission may grant an exemption from the provisions of Rule 102, either unconditionally or on specified terms and conditions, to any transaction or class of transactions or to any security or class of securities.

Google's proposed rescission offer will include an offer to purchase its Class A common stock. Class A common stock is also being offered in Google's initial public offering and Google expects that it will be offered by certain stockholders following Google's initial public offering. Accordingly, the rescission offer may be deemed to be in violation of Rule 102(a) because Google will be bidding for shares of Class A common stock concurrently with these offerings. Rule 102 was promulgated to prevent participants in a distribution of securities from artificially maintaining the trading price of the security above that which would otherwise prevail as a result of market factors.

The purposes of Rule 102(a) would not be furthered by its application to Google's rescission offer because there is little possibility that the rescission offer will affect or manipulate the price at which the shares of Class A common stock will be sold in the initial public offering or by selling stockholders after the offering while the rescission offer is ongoing. It is unlikely that the rescission offer could be used to manipulate the offering price of Google's Class A common stock as the prices at which Google will offer to repurchase the shares of common stock or options in the rescission offer will be entirely based on the historical purchase prices of these securities (or exercise prices in the case of options) and these historical prices do not reflect the current value of Google's Class A common stock.

In connection with the rescission offer, Google will offer to repurchase shares of, and options to purchase shares of, common stock from a limited number of employees and stockholders at prices that range from $0.30 to $80.00 per share. However, most of the options and shares of common stock that are subject to the rescission offer have prices at the lower end of this range and the weighted average price of the options and common stock subject to the rescission offer is approximately $2.86 per share. Google currently anticipates that the initial public offering price for its Class A common stock will be above $100.00 per share and therefore the vast majority of these option grants and stock issuances occurred at prices far below the anticipated offering price of Google's Class A common stock. As a result, Google does not anticipate that there will be economic incentive for a significant number of offerees in the rescission offer to accept the rescission offer and the rescission offer should not increase or otherwise affect trading in Google's publicly traded stock. Google has included disclosure to this effect in its Registration Statement relating to its initial public offering.

In addition, as discussed above, Google has sufficient working capital to fund the rescission offer and is not relying upon the proceeds of its pending initial public offering to make these purchases. The rescission offer will be directed to a limited number of persons, will not be widely publicized and will be conducted solely by Google personnel, independent of any of the underwriters participating in Google's initial public offering. Because the rescission offer will be conducted in this manner, purchases made pursuant to the rescission offer, if any, would be unlikely to artificially support the market price for the shares to be distributed in the initial public offering or in the registered offerings to follow the initial public offering. Finally, Google's sole purpose in conducting the rescission offer is to attempt to address violations of state and federal securities laws in connection with the issuance of certain securities.

We believe that the circumstances of Google's proposed rescission offer are similar to those described in previous requests in which an exemption was granted, such as Plastics Manufacturing Company (January 21, 2000), in which the Commission granted an exemption under Rule 102(e) of Regulation M, and Criticare Systems, Inc. (June 22, 1987), in which the Commission granted an exemption from Rule 10b-6, the predecessor to Regulation M. In each of these requests, the applicant maintained that the proposed rescission offer did not implicate the market manipulation concerns underlying Regulation M because, among other reasons, it was highly unlikely that a significant number of shares would be tendered pursuant to the rescission offer and therefore bids for and purchases of shares pursuant to the rescission offer would not appear to result in any of the abuses that Regulation M is designed to prevent.

III. REQUEST FOR RELIEF

For the foregoing reasons, Google believes that conducting the rescission offer in the manner described above will not pose the dangers of market manipulation which Regulation M seeks to prevent and that the rescission offer is necessary to effectuate the purposes of federal and state securities laws and regulations in general. We therefore request that the Staff, pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M under the 1934 Act from the prohibition set forth in Rule 102(a) of Regulation M.

If you have any questions with respect to this request or require any additional information, please do not hesitate to call the undersigned at 650-320-4652 or Christian E. Montegut at 425-443-0426.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Donald S. Harrison

cc: David Drummond, Google Inc.
William H. Hinman, Simpson Thacher & Bartlett
Larry Sonsini, Wilson Sonsini Goodrich & Rosati
Christian E. Montegut, Wilson Sonsini Goodrich & Rosati
David Segre, Wilson Sonsini Goodrich & Rosati
Brad Owens, Securities and Exchange Commission, Division of Market Regulation